Exhibit 99.4

Condensed Separate Interim Financial Information

September 30, 2017

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as of September 30, 2017 (unaudited)

Somekh Chaikin
KPMG Millennium Tower
17 Ha-Arbaa Street, PO Box 609
Tel Aviv 6100601, Israel
800068403

To:

The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject: Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of September 30, 2017 and for the nine and three month periods then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of an investee company the investment in which amounted to NIS 96 million as of September 30, 2017, and the loss from investee company amounted to NIS 17 million and NIS 6 million for the nine and three month periods then ended, respectively. The financial statements of that company were reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned conclusion, we draw attention to Note 6.1 regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Israel Securities’ Law and Penal Law, in respect to transactions related to the controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office. As stated in the abovementioned note, at this stage, the Company is unable to assess the implications of the ISA investigation and the transfer of the investigation to the District Attorney’s Office, if any.

In addition, without qualifying our abovementioned conclusion, we draw attention to numerous lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 4.

Somekh Chaikin

Certified Public Accountants (Isr.)

November 29, 2017

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Condensed Separate Interim Financial Information as at September 30, 2017 (unaudited)

Condensed Separate Interim Information of Financial Position

	September 30, 2017 *	September 30, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Assets
Cash and cash equivalents	1,802	412	182
Investments	75	859	549
Trade receivables	707	706	698
Other receivables	177	77	72
Eurocom DBS Ltd, an affiliate	43	29	-
Loans granted to investees	69	110	78
Investment in DBS debentures	202	-	-
Dividend receivable	152	85	-
Total current assets	3,227	2,278	1,579

Trade and other receivables	141	198	211
Property, plant and equipment	4,917	4,828	4,867
Intangible assets	220	234	229
Investment in investees	7,017	6,612	7,080
Loans granted to investees	101	443	120
Investment in DBS debentures	455	-	-
Non-current and other investments	140	104	105
Total non-current assets	12,991	12,419	12,612

Total assets	16,218	14,697	14,191

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Condensed Separate Interim Financial Information as at September 30, 2017 (unaudited)

Condensed Separate Interim Information of Financial Position (Contd.)

	September 30, 2017 *	September 30, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Liabilities
Debentures, loans and borrowings	526	1,711	1,405
Trade and other payables	690	613	679
Current tax liabilities	111	169	96
Employee benefits	193	226	263
Liability to Eurocom DBS Ltd, an affiliate	-	6	32
Provisions (Note 4)	63	51	48
Loan from an investee	15	-	-
Dividend payable	708	665	-
Total current liabilities	2,306	3,441	2,523

Debentures and loans	10,943	8,398	8,630
Loan from an investee	475	325	325
Employee benefits	222	200	220
Derivatives and other liabilities	276	242	231
Deferred tax liabilities	69	64	59
Total non-current liabilities	11,985	9,229	9,465

Total liabilities	14,291	12,670	11,988

Capital
Share capital	3,878	3,878	3,878
Share premium	383	384	384
Reserves	283	286	302
Deficit	(2,617)	(2,521)	(2,361)
Total equity attributable to equity holders of the Company	1,927	2,027	2,203

Total liabilities and equity	16,218	14,697	14,191

David Granot	Stella Handler	Yali Rothenberg
Acting Chairman of the Board of Directors	CEO	CFO Bezeq Group

Date of approval of the financial statements: November 29, 2017

* See Note 1.3 concerning early application of IFRS 15 - Revenue from Contracts with Customers

The attached notes are an integral part of these condensed separate interim financial information.

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Condensed Separate Interim Financial Information as at September 30, 2017 (unaudited)

Condensed Separate Interim Information of Profit or Loss

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2017*	2016	2017*	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 2)	3,197	3,301	1,061	1,089	4,383

Costs of activity
Salaries	668	672	224	225	898
Depreciation and amortization	543	556	186	188	717
Operating and general expenses (Note 3)	514	525	183	183	705
Other operating income, net	(29)	(47)	(24)	(26)	(13)
Cost of Activities	1,696	1,706	569	570	2,307

Operating profit	1,501	1,595	492	519	2,076
Financing expenses (income)
Financing expenses	305	326	119	102	475
Financing income	(24)	(27)	(12)	(9)	(30)
Financing expenses, net	281	299	107	93	445

Profit after financing expenses, net	1,220	1,296	385	426	1,631
Share in earnings of investees, net	118	62	46	51	12
Profit before income tax	1,338	1,358	431	477	1,643
Income tax	308	299	109	83	399
Profit for the period attributable to the owners of the Company	1,030	1,059	322	394	1,244

Condensed Separate Interim Information of Comprehensive Income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2017*	2016	2017*	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	1,030	1,059	322	394	1,244
Items of other comprehensive income (loss) for the period including actuarial gains and hedging transactions, net of tax	(20)	(6)	(12)	(1)	(15)

Total comprehensive income for the period attributable to equity holders of the Company	1,010	1,053	310	393	1,229

* See Note 1.3 concerning early application of IFRS 15 - Revenue from Contracts with Customers

The attached notes are an integral part of these condensed separate interim financial information.

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Condensed Separate Interim Financial Information as at September 30, 2017 (unaudited)

Condensed Separate Interim Information of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2017*	2016	2017*	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows from operating activities
Profit for the period	1,030	1,059	322	394	1,244
Adjustments:
Depreciation and amortization	543	556	186	188	717
Share in earnings of investees, net	(118)	(62)	(46)	(51)	(12)
Financing expenses, net	264	299	99	95	445
Capital gain, net	(64)	(62)	(45)	(22)	(107)
Income tax expenses	308	299	109	83	399

Change in trade and other receivables	27	(50)	17	(18)	(51)
Change in trade and other payables	22	(64)	84	15	(54)
Change in provisions	15	(10)	15	(4)	(12)
Change in employee benefits	(67)	(107)	(61)	(89)	(72)
Miscellaneous	4	(10)	3	(4)	(15)
Net cash (used in) from operating activities due to transactions with subsidiaries	(43)	(9)	(10)	21	27

Net income tax paid	(283)	(257)	(100)	(82)	(445)
Net cash from operating activities	1,638	1,582	573	526	2,064
Cash flows from investment activities
Investment in intangible assets and other investments	(78)	(57)	(27)	(18)	(76)
Proceeds from the sale of property, plant and equipment	72	117	46	22	132
Investment in bank and other deposits	(76)	(855)	(76)	-	(905)
Exercise of bank and other deposits	547	644	-	-	1,003
Tax payment for shareholders loans	-	(461)	-	(461)	(461)
Purchase of property, plant and equipment	(521)	(572)	(143)	(189)	(758)
Miscellaneous	(34)	1	(7)	2	2
Net cash from investment activities due to transactions with subsidiaries	(70)	83	28	(2)	148
Net cash flows from (used in) investment activities	(160)	(1,100)	(179)	(646)	(915)
Cash flow from finance activities
Issue of debentures and receipt of loans	1,918	1,661	500	-	2,161
Repayment of debentures and loans	(1,116)	(897)	(274)	(99)	(1,444)
Dividends paid	(578)	(776)	-	-	(1,441)
Payment to Eurocom DBS for acquisition of DBS shares and loans	(61)	(256)	-	(198)	(256)
Interest paid	(186)	(202)	(12)	(16)	(381)
Miscellaneous	-	(21)	-	-	(21)
Net cash from (used for) financing activities due to transactions with subsidiaries	165	311	(90)	-	305
Net cash from (used for) financing operations	142	(180)	124	(313)	(1,077)
Net increase (decrease) in cash and cash equivalents	1,620	302	518	(433)	72
Cash and cash equivalents at beginning of period	182	110	1,284	845	110
Cash and cash equivalents at the end of the period	1,802	412	1,802	412	182

* See Note 1.3 concerning early application of IFRS 15 - Revenue from Contracts with Customers

The attached notes are an integral part of these condensed separate interim financial information.

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Notes to the Condensed Separate Interim Financial Information as at September 30, 2017 (unaudited)

Notes to the Condensed Separate Interim Financial Information

1.	Manner of preparing financial information

1.1	Definitions

“The Company”: Bezeq The Israel Telecommunication Corporation Limited

“Investee”, the “Group”, “Subsidiary”: as these terms are defined in the Company’s consolidated financial statements for 2016.

1.2	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) (“the Regulation”) and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 (“the Tenth Addendum”) with respect to the condensed interim financial information of the corporation. They should be read in conjunction with the separate financial information for the year ended December 31, 2016 and in conjunction with the condensed interim consolidated financial statements as at September 30, 2017 (“the Consolidated Financial Statements”).

The accounting policies used in preparing this condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2016.

1.3	First-time Application of Accounting Standards

Commencing January 1, 2017, the Group applies early adoption of International Financial Reporting Standard - Revenues from Customer Contracts (“IFRS 15”), which sets out guidelines with respect to recognition of revenue. IFRS 15 replaces IAS 18 - Revenues and presents a new model for recognition of revenues from contracts with customers.

For further information concerning the first-time adoption of IFRS 15 see Note 3.2 to the Consolidated Financial Statements.

The tables below present a breakdown of the effects on the condensed consolidated interim statement of financial position as at September 30, 2017 and on the condensed consolidated statement of income and consolidated interim statement of cash flows for the nine and three months then ended, assuming that the Company’s previous policy regarding subscriber acquisition costs was continued in this period.

Effect on the condensed consolidated interim statement of financial position as at September 30, 2017:

	Per previous policies	Change	Per IFRS 15
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Subscriber acquisition asset, net (presented as part of non-current deferred expenses and investments)	4	15	19
Capital	1,915	12	1,927

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Notes to the Condensed Separate Interim Financial Information as at September 30, 2017 (unaudited)

Effect on the Consolidated Interim Statement of Income for the nine and three-month periods ended September 30, 2017:

	Nine months ended September 30, 2017			Three months ended September 30, 2017
	Per previous policies	Change	Per IFRS 15	Per previous policies	Change	Per IFRS 15
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
General and operating expenses	525	(11)	514	186	(5)	183
Salaries	674	(6)	668	226	(2)	224
Depreciation and amortization costs	541	2	543	184	2	186
Operating profit	1,486	15	1,501	487	5	492
Profit after financing expenses	1,205	15	1,220	380	5	385
Profit before income tax	1,323	15	1,338	426	5	431
Income tax	305	3	308	108	1	109
Profit for the period	1,018	12	1,030	318	4	322

Effect on the Consolidated Interim Statement of Cash Flows for the three months ended September 30, 2017:

	Nine months ended September 30, 2017			Three months ended September 30, 2017
	Per previous policies	Change	Per IFRS 15	Per previous policies	Change	Per IFRS 15
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Net cash from operating activities	1,621	17	1,638	566	7	573
Net cash from investment activities	(143)	(17)	(160)	(172)	(7)	(179)

1.4	New standards and interpretations not yet adopted

With regard to new standards and interpretations that have not yet been adopted, see Note 3.3 to the Consolidated Financial Statements.

2.	Revenues

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Fixed-line telephony	1,053	1,133	345	375	1,490
Internet - infrastructure	1,229	1,191	413	399	1,597
Transmission and data communication	747	804	247	261	1,077
Other services	168	173	56	54	219
	3,197	3,301	1,061	1,089	4,383

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Notes to the Condensed Separate Interim Financial Information as at September 30, 2017 (unaudited)

3.	Operating and general expenses

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Maintenance of buildings and sites	141	144	49	49	189
Marketing and general	140	142	54	55	195
Interconnectivity and payments to communications operators	91	101	31	34	130
Services and maintenance by sub-contractors	55	50	19	16	72
Vehicle maintenance	53	53	18	18	72
Terminal equipment and materials	34	35	12	11	47
	514	525	183	183	705

4.	Contingent Liabilities

4.1	During the normal course of business, legal claims were filed against the Company or there are various pending claims (“in this section: “Legal Claims”).

In the opinion of the Company’s management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 63 million, where provisions are required to cover the exposure arising from such litigation.

In the Management’s opinion, the additional exposure (exceeding the foregoing provisions), as of September 30, 2017 due to legal claims filed against the Company on various matters, which are unlikely to be realized, amounts to a total of NIS 3.1 billion. This amount includes exposure of NIS 2 billion for a claim by shareholders against the Company and officers of the Company which the plaintiff estimates to be NIS 1.1 billion or NIS 2 billion (based on the method to be fixed of calculating the damages) In addition, the Company has further exposure in the amount of NIS 5.1 billion* for claims, the success of which cannot be assessed at this stage. The foregoing amounts are linked to the consumer price index and are before the addition of interest.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

4.2	From June through August 2017 shareholders of the Company filed several motions for discovery of documents against the Company and DBS prior to the filing of a motion for certification of a derivative action under section 198A of the Companies Law. These motions were filed due to the public investigation by the Securities Authority concerning the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. and transactions for satellite communications services between DBS and Space Communications Ltd., as described in Note 1.2 to the Consolidated Financial Statements.

It should be noted that in addition to these motions, there is a pending claim from 2015 and motion for certification as a derivative action against the Company, its controlling shareholder and directors, concerning the transaction for the Company’s acquisition of the entire holdings and shareholder’s loans of Eurocom DBS in DBS.

Subsequent to the reporting date, three motions for disclosure of documents relating to the agreement for acquisition of DBS shares by the Company were struck out, in view of the similarity of the motion from 2015, as described above.

4.3	Subsequent to Reporting Date, a claim in respect of which exposure was NIS 2 billion, as set out in section (2) below, ended. In addition, a claim without financial estimate was filed against the Company.

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Notes to the Condensed Separate Interim Financial Information as at September 30, 2017 (unaudited)

* This amount includes:

(1)	Exposure of NIS 1.11 billion with respect to a claim filed against the Company and its subsidiary, Walla Communications Ltd., Yad 2 and an advertising company owned by Walla, concerning the Company’s 144 service.

(2)	Two motions for certification of class action suits for a total amount of NIS 1.8 billion, filed in June 2017 against the Company, officers of the Group and companies of the group that is the controlling shareholder of the Company, concerning the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. Pursuant to the Court ruling, a motion to consolidate these two motions is expected to be filed. In addition, a motion for certification of a class action for a total amount of NIS 2 billion was filed in July 2017 against the Company, the Chairman of the Board of Directors and other directors of the Company, in the matter of the acquisition of DBS shares and the transaction to continue the engagement between DBS and Space Communications. This motion was struck out subsequent to the Reporting Date in view of the foregoing two motions that were filed earlier and are concerned with a similar issue as that of this motion.

For further information concerning contingent liabilities see Note 9 to the Consolidated Financial Statements.

5.	Dividends from investees

5.1	In May 2017, Bezeq International Ltd. paid a cash dividend to the Company, which was announced in March 2017, in the amount of NIS 65 million.

5.2	In October 2017, Pelephone Communications Ltd. paid a cash dividend to the Company, which was announced in July 2017, in the amount of NIS 84 million.

5.3	In October 2017, Bezeq International paid a cash dividend to the Company, which was announced in July 2017, in the amount of NIS 68 million.

6.	Events in the reporting period

6.1	For further information concerning the Securities Authority investigation see Note 1.2 to the Consolidated Financial Statements.

6.2	On May 10, 2017, the Company provided Bezeq International a loan in the amount of NIS 50 million to be repaid in three equal annual installments commencing from May 2018. The loan bears annual interest of 2.56%.

6.3	On May 28, 2017, the Company received a loan from Pelephone in the amount of NIS 150 million. The loan bears annual interest of 3.41% and is repayable in four equal annual installments commencing from December 1, 2022.

6.4	With regard to receipt of credit in 2017 from institutional organizations and banks, on June 15, 2017 and September 29, 2017, see Note 8.1 to the Consolidated Financial Statements.

6.5	For information concerning the issue of debentures Series 6 and 10 of the Company replacing Debenture (Series B) of DBS, see Note 8.2.2 to the Consolidated Financial Statements.

6.6	For information concerning the Company’s issue of debentures during the year, see Note 8.2 to the Consolidated Financial Statements.

6.7	For further information regarding the second contingent consideration to be paid to Eurocom DBS based on the business results of DBS, See Note 4.2 to the Consolidated Financial Statements and fair value estimate of the amount expected to be recovered from the surplus advance payments that were made.

6.8	On October 15, 2017, the Company provided a loan to Pelephone in the amount of NIS 95 million. The loan bears annual interest of 3.41% and is repayable in four equal annual installments commencing from December 1, 2022.

6.9	For further information concerning income tax see Note 5 to the Consolidated Financial Statements.

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